Exhibit W

LOCK-UP UNDERTAKING

This Undertaking Letter (“Undertaking”) is made on the 15th day of December, 2019.

TO:

ATA CREATIVITY GLOBAL, a company incorporated under the laws of the Cayman Islands (the“Company”).

Kevin Xiaofeng Ma, Able Knight Development Limited and Joingear Limited (together, the “Undertaking Shareholders”) refer to the Subscription Agreement entered into by and among the Company and certain Buyer dated December 15, 2019 (the “Subscription Agreement”).  Unless otherwise stated, capitalized terms used in this Undertaking shall have the same meanings as defined in the Subscription Agreement.

The Undertaking Shareholders hereby irrevocably undertake to the Company that, without the prior written consent of the Company and unless in compliance with the requirements of the rules and regulations of the U.S. Securities and Exchange Commission, he/it will not, and will procure that the relevant registered holder(s) will not, at any time during the period commencing on the date of the Undertaking and ending on, and including, the earlier of (i) the second anniversary of the date of the Undertaking, or (ii) the date on which the Buyer, individually or in aggregate, transfer, assign or dispose of, in a transaction or in a series of transactions, more than fifty percent (50%) of the Subscription Shares purchased by the Buyer pursuant to the Subscription Agreement on the Closing Date, sell, either directly or indirectly, any Shares or other securities of the Company or any interest therein to any Person, provided, for the avoidance of doubt, any mortgage, charge, pledge, hypothecate, lend, or creating a Lien over such Shares or securities, or any transfer of such Shares or securities to any family member or any Affiliate of the Undertaking Shareholders shall not be subject to the restriction set forth in the Undertaking.

This Undertaking may be executed in counterparts.  Each counterpart shall constitute an original of this Undertaking, and the counterparts shall together constitute a single document.  Delivery of an executed counterpart signature page of this Undertaking by e-mail or telecopy shall be as effective as delivery of a manually executed counterpart of this Undertaking.

This Undertaking shall be governed by and construed in accordance with the law of the State of New York, without regard to conflict of law principles. Any dispute arising out of or in connection with this Undertaking, including any question regarding its existence, validity or termination and rights and obligations hereunder shall be referred to and finally resolved by the Hong Kong International Arbitration Centre.

IN WITNESS WHEREOF the parties hereto have executed this Undertaking as of the date first above written.

Kevin Xiaofeng Ma

By: /s/Kevin Xiaofeng Ma

IN WITNESS WHEREOF the parties hereto have executed this Undertaking as of the date first above written.

Able Knight Development Limited

By: /s/Kevin Xiaofeng Ma

Name: Kevin Xiaofeng Ma

Title: Director

IN WITNESS WHEREOF the parties hereto have executed this Undertaking as of the date first above written.

Joingear Limited

By:/s/Kevin Xiaofeng Ma

Name: Kevin Xiaofeng Ma

Title: Director